November 5, 2008

Donna Levy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

File No. 0-52534

SEC Comment letter dated October 31, 2008

Dear Ms. Levy:

On behalf of Endeavor Uranium, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of October 31, 2008 pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A as filed with the Securities & Exchange Commission (the “Commission”) on October 9, 2008.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

(The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 31, 2008.)

1.

We have amended the filing to include the date Ms. Karlovsky was first appointed.

2.

We have amended the filing to ensure adequate disclosure relating to the provisions of NRS 78.411 to 78.444 inclusive.

3.

We have reviewed your comments regarding the applicability of NRS 78.434.4 and have determined that as such provision is not applicable to the Company. Specifically, NRS 78.434.4 provides that:

NRS 78.411 to 78.444, inclusive, do not apply to any combination of a resident domestic corporation…(4) [w]hich adopts an amendment to its articles of incorporation, approved by the affirmative vote of the holders, other than interested stockholders and their affiliates and associates, of a majority of the outstanding voting power of the resident domestic corporation, excluding the voting shares of interested stockholders and their affiliates and associates, expressly electing not to be governed by NRS 78.411 to 78.444, inclusive, but the amendment to the articles of incorporation is not effective until 18 months after the vote of the resident domestic corporation’s stockholders and does not apply to any combination of the resident domestic corporation with a person who first became an interested stockholder on or before the effective date of the amendment…

As a threshold matter, however, NRS 78.434, including subsection 4, only applies to “resident domestic corporations.”  NRS 78.427 defines a “resident domestic corporation” as being limited “to a domestic corporation that has 200 or more stockholders of record.” (See NRS 78.427). Here, the Company has significantly less than stockholders of record. Therefore, NRS 78.434, including subsection 4, does not apply to the Company.

4.

We have amended the filing to illuminate the “anti-takeover” implications of the new Article 10.

5.

Please see response to comment #3 above.

6.

We have amended the filing to remove any reference to the required vote of the preferred shares.

In connection with the Company’s responding to the comments set forth in the October 31, 2008 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ Jennifer Karlovsky

Jennifer Karlovsky, Chief Executive Officer